EXHIBIT 99.1

GLG Life Tech Corporation Announces AN0C as Exclusive Sponsorship of China's National Olympic Swimming Team

VANCOUVER, B.C., July 25, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces that AN0C has signed an agreement to be the exclusive tea drink sponsor of China's Olympic Swimming Team for two years.

Under this agreement, AN0C is the exclusive sponsor of the China National Swimming Team for a term of two years which includes the 2012 Olympics in London. Other benefits of the sponsorship include promotion of AN0C with World or Olympic medal winners at promotional events, access to autographed memorabilia from the swim team members, and use of the athletes' names and images as well as the Chinese Swimming Association's logos. Members of the swim team will also be featured in an AN0C TV commercial and print ads. AN0C's ready-to-drink tea series will be the exclusive tea drink of China's Olympic Swimming Team.

Katzu Cheng, President of AN0CTM stated, "This is a very strategic sponsorship for AN0C and fully supports the promotion of our leading AN0C brand as the zero calorie healthy alternative in beverages and food in China. The Chinese government has set very high standards for the sponsorships of national teams, especially for the Olympic team. Only national or international brands with high quality and safety standards are approved as sponsors. Our AN0C brand has become the first all natural and zero calorie beverage brand to sponsor the national team for the Olympics. This demonstrates that our AN0C brand has been accepted as a national brand in China. The opportunity to associate our brand and products with China's up and coming Olympic Swimming team is an excellent opportunity to promote our products. The national swim team in China has commanded a lot of media and consumer interest as they are developing into world class competitors in their events against traditional strong countries such as the US and Australia. As a result there is more media coverage of the swim team than other sports where China has traditionally dominated, such as diving. We plan to make maximum use of our exclusive sponsorship agreement to promote the AN0C brand and products. By having these truly remarkable young athletes associated with our brand and products, we expect to further increase our brand and product awareness."

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C

AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements:This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com